

December 22, 2011

<u>Via E-mail</u>
Mr. Jimmy Kent-Lam Wong
Chief Executive Officer
Living 3D Holdings, Inc.
25 Camelia Avenue
San Francisco, CA 94112

>   **Re: Living 3D Holdings, Inc.**
>   **Form 8-K Item 4.01**
>   **Filed December 14, 2011**
>   **File No. 0-01900**

Dear Mr. Wong:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure included under Item 14 on page 31 and Item 4.01 on page 32. It does not appear that you have fully complied with Item 304 of Regulation S-K. Therefore, please revise your Form 8-K to address all of the requirements of Item 304. In this regard, please ensure you disclose the following items, at a minimum:
    *   The name of the accounting firm that preceded MaloneBaily, LLP, and whether that former accounting firm resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to Item 304(a)(1)(i).
    *   Whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. If so, describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Refer to Item 304(a)(1)(ii). We note this disclosure has been provided for MaloneBailey, not for the former accountant.
    *   Whether the decision to change accountants was recommended or approved by the audit committee or board of directors. Refer to Item 304(a)(1)(iii).
    *   Whether during the registrant's two most recent fiscal years through the date designated in the first bullet above there were any disagreements with the former

accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Refer to Item 304(a)(1)(iv). We note this disclosure has been provided for MaloneBailey, not for the former accountant.

- The date that MaloneBailey, LLP was engaged by the registrant.
- Whether the registrant provided the former accountant with a copy of the disclosures contained herein.

2. Please tell us when you expect to receive a letter from the former accountant stating whether they agree with the statements made by the registrant. Please note that this letter is to be filed as an exhibit to your revised Form 8-K. Refer to Item 304(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant